Exhibit 10.1
December 3, 2018
Personal & Confidential
Dennis Kim
1 McVickers Lane
Mendham, NJ 07945

Dear Dennis:
It is my pleasure to offer you the position of Chief Medical Officer for Sesen Bio, Inc. (“the Company” or “Sesen Bio”) reporting to the Chief Executive Officer. This letter summarizes important details about your employment, should you accept this offer (“Letter Agreement”). This Letter Agreement shall be effective on December 3, 2018, which shall also be your start date (“Effective Date”)
1.    Title, Position and Duties: You will hold the position of Chief Medical Officer with the Company, and you will report to the Chief Executive Officer (“CEO”). You will have such duties and responsibilities as are usually performed by the Chief Medical Officer of a Delaware corporation, including such duties as are reasonably and appropriately delegated to you from time to time by the CEO or the Board of Directors (the “Board”), consistent with your position as Chief Medical Officer, and you will have the authority and resources consistent with such position, subject to adjustments in resources consistent with normal operating decisions of the CEO or the Board in the event of changes in strategy or programs or any other changes to resources that are reasonable in light of the Company’s then current financial condition. The Company will not assign any position, title, duties, or responsibilities to you that are inconsistent with the position of Chief Medical Officer.
2.    Full-Time and Best Efforts: As Sesen Bio’s Chief Medical Officer, which is a full-time position, we expect that you will devote substantially all of your working time to the performance of your Company duties in a satisfactory manner and to the best of your abilities at all times. You shall not engage in any other business or occupation during your employment here, including, without limitation, any activity that conflicts with the interests of the Company, interferes with the proper and efficient performance of your duties for the Company, or interferes with your exercise of judgment in the Company’s best interests. Approval of the CEO and/or Board will be required for you to serve on other outside boards while you are employed by the Company, including any outside for-profit boards, which approval shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, you will be permitted to serve

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

as an officer, director or trustee of any charitable, educational or non-profit organization, without the Company’s prior consent, provided that such services do not interfere with the performance of your duties to the Company or represent an actual or apparent conflict of interest with your role at the Company.
3.    Compensation: You shall receive an annualized salary of $420,000 (“Base Salary”), pro-rated for the calendar year 2018, and paid in accordance with the Company's standard payroll practices, and subject to all applicable tax reporting and withholding. As of January 2019, you will be considered for a merit review in conjunction with your performance review (which generally is conducted annually) and consistent with the Company’s compensation practices, as determined by the Board in its sole discretion.
4.Annual Bonus: As of January 2019, you will be eligible for an annual target bonus of up to 35% of your Base Salary, based upon achievement of both corporate and individual goals, as determined by the Board or a designed committee of the Board (“Annual Bonus”), and shall be subject to all applicable tax reporting and withholding. The determination of whether an Annual Bonus will be granted, and the amount of any such bonus, will be solely determined by the Board or a designated committee of the Board in its reasonable good faith discretion. All Annual Bonuses, if any, will be payable no later than March 15 of the year following the year in which they were earned. Please note that you must be employed on the date Annual Bonuses, if any, are paid, in order to be eligible for and to earn such a payment, as such bonuses also serve as retention incentives.
5.Stock Option: Subject to and upon approval by the Board or a designated committee of the Board, you will be granted a nonstatutory stock option to purchase 425,000 shares of Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), which option is granted pursuant to the inducement grant exception under Nasdaq Rule 5635(c)(4) and not pursuant to the Company’s 2014 Stock Incentive Plan (the “Plan”) or any other equity incentive plan of the Company, as an inducement that is material to your employment with the Company (the “Inducement Grant”). The Inducement Grant shall have an exercise price equal to the closing price of the Common Stock on the Nasdaq Global Market on the date of the Inducement Grant and shall vest as to 25% of the shares subject to the Inducement Grant on the first anniversary of the date of the Inducement Grant and as to an additional 6.25% of the shares underlying the Inducement Grant at the end of each successive three-month period thereafter until the fourth anniversary of the date of the Inducement Grant. The Inducement Grant shall be subject to such other terms as are customary for the Company’s options under the Plan and the previously approved form of stock option agreement under the Plan. The Board or a designated

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

committee of the Board will consider annually whether to grant additional equity awards to its employees and you will be eligible to be considered for such additional annual equity grants.
6.    Employee Benefits; Expenses: The Company offers a comprehensive benefit package that includes group health, dental and vision plans as well as life and disability and time-off benefits. Your eligibility to participate in these plans and receive benefits thereunder is subject to the plan documents governing such benefits. Notwithstanding the foregoing, you understand and agree that nothing contained herein will require the Company to establish or maintain any fringe benefits and any such benefits may be modified, amended, terminated or cancelled at any time by the Company in its sole and absolute discretion with or without prior notice. The Company shall reimburse you for up to $2,000 per month for your commuting expenses, subject to you providing required receipts and the approval of your expense reimbursement request.
Please also note that all in-kind benefits provided and expenses eligible for reimbursement under this Letter Agreement shall be provided by the Company or incurred by you during the time periods set forth in this Letter Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.
7.Vacation Time: As a full time employee of the Company, you are eligible for up to fifteen (15) paid vacation days annually that are accrued on a monthly basis at a rate of 1.25 days (10 hours) per month of full time employment. The use and accrual of vacation is governed by the Company’s vacation pay policy in effect from time to time.
8.Term of Employment; Restrictive Covenant Agreement: It is important for you to understand that you are an employee “at will”. This means that you have the right to terminate your employment relationship with Sesen Bio at any time for any or no reason. Similarly, the Company has the right to terminate its employment relationship with you at any time for any or no reason. As a condition of your employment with the Company, you will be required to execute the enclosed Employee Non-Competition, Non-Solicitation, Confidentiality, and Assignment Agreement. Your employment and this Letter Agreement will be governed by the laws of the Commonwealth of Pennsylvania.
9.Severance Benefits: Notwithstanding the foregoing, in the event that Sesen Bio terminates your employment without “Cause” or you resign with “Good Reason” (each term as

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

defined below and in either case a “Qualifying Termination”), you will be eligible for the benefits outlined in sub-paragraphs A or B below (the “Severance Benefits”), subject to the terms set forth in this Letter Agreement:
A.If a Qualifying Termination occurs: (i) Sesen Bio will pay you severance in the form of continuation of your Base Salary for a total of 12 months (“Severance Period”), such amount to be paid in accordance with the Company’s then current payroll practices, except as otherwise specified in this Letter Agreement, beginning on the Company’s first regular payroll date that occurs after the Payment Date (as defined below), and (ii) subject to the terms and conditions provided for in COBRA, and subject to your timely election of COBRA and copayment of premium amounts at the active employee’s rate, the Company shall pay its then current share of premium payments for group health and dental insurance after the termination date through the earliest of (1) your Severance Period as outlined above, (2) the date you become employed with benefits substantially comparable to the benefits provided under the corresponding Company plan, and (3) the date you become ineligible for COBRA benefits; provided, however, that such Company-paid premiums may be recorded as additional income pursuant to Section 6041 of the Internal Revenue Code of 1986, as amended (the “Code”) and not entitled to any tax qualified treatment to the extent necessary to comply with or avoid the discriminatory treatment prohibited by the Patient Protection and Affordable Care Act of 2010 and the Health Care and Education Reconciliation Act of 2010 or Section 105(h) of the Code. You shall be responsible for the entire COBRA premium should you elect to maintain this coverage after the earliest of the dates specified in Sections 9.A.(ii)(1)-(3) above.

B.
If a Qualifying Termination occurs within twelve (12) months after a Change in Control Transaction (as defined below), then: (i) you will be eligible for the same severance payments and COBRA premium assistance as set forth in sections 9.A.i-A.ii above, subject to the same terms, conditions, and limitations as described therein; and (ii) the vesting of 100% of your then outstanding unvested equity grants shall be accelerated, such that all unvested equity grants vest and become fully exercisable or non-forfeitable as of the termination date for a period of 90 days following the termination date; after such 90-day period, all unvested equity grants will no longer be exercisable.

For the sake of clarity, it shall not be a “Qualifying Termination” if you voluntarily resign without Good Reason, your employment terminates For Cause or your employment terminates because of your death or due to your suffering a Disability (as defined below).
C.    The Severance Benefits will be subject to the following terms:

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

i.Solely for purposes of Section 409A of the Code, each salary continuation payment is considered a separate payment.
ii.Any Severance Benefit under this Letter Agreement will begin only upon the date of your “separation from service” (as defined under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h)) which occurs on or after the date of termination of the employment. To the extent that the termination of your employment does not constitute a separation from service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by you to the Company, or any of its parents, subsidiaries or affiliates, at the time your employment terminates), any severance benefits payable that constitute deferred compensation under Section 409A of the Code shall be delayed until after the date of a subsequent event constituting a separation from service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this section shall not cause any forfeiture of benefits on your part, but shall only act as a delay until such time as a “separation from service” occurs.
Further, if you are a “specified employee” (as that term is used in Section 409A of the Code and regulations and other guidance issued thereunder) on the date your separation from service becomes effective, any severance benefits payable hereunder that constitute non-qualified deferred compensation under Section 409A of the Code shall be delayed until the earlier of (i) the business day following the six-month anniversary of the date your separation from service becomes effective, and (ii) the date of your death, but only to the extent necessary to avoid such penalties under Section 409A of the Code. On the earlier of (A) the business day following the six-month anniversary of the date your separation from service becomes effective, and (B) your death, the Company shall pay you in a lump sum the aggregate value of the non-qualified deferred compensation that the Company otherwise would have paid you prior to that date as described above. Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to you or any other person if any provision of this Letter Agreement is determined to constitute deferred compensation subject to Section 409A of the Code, but do not satisfy an exemption from, or the conditions of, Section 409A of the Code.
iii.Sesen Bio’s obligations to make the above Severance Benefits payments will be contingent upon your execution of and compliance with a release of claims in a form reasonably acceptable to the Company (the “Release”), which Release must

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

be signed and any applicable revocation period with respect thereto must have expired by the sixtieth (60th) day following the date of termination (i.e., last employment day with the Company). The Severance Benefits payments shall be paid or commence on the first payroll period following the date the waiver and release becomes effective (the “Payment Date”). Notwithstanding the foregoing, if the 60th day following the date of termination occurs in the calendar year following the termination, then the Payment Date shall be no earlier than January 1 of such subsequent calendar year. In addition, you must comply with all post-employment obligations, including those in the Employee Non-Competition, Non- Solicitation, Confidentiality and Assignment Agreement that you shall sign as a condition of employment, in order to be entitled to the Severance Benefits. In the event that you are in breach of any post-employment obligations, the Company shall cease providing the Severance Benefits.
iv.The Company’s obligations to pay or provide the Severance Benefits will be contingent upon your having tendered your resignation from any position on the Board, if applicable (and any other boards on which you serve at the request of the Company), effective as of the date of termination.
v.You agree to give prompt written notice of any reemployment during the Severance Period or CIC Severance Period that results in eligibility for comparable medical and dental benefits. If the Company makes any overpayment of COBRA Benefits, you agree to promptly return any such overpayment to the Company. The foregoing shall not create any obligation on your part to seek reemployment after the date of termination of your employment.
10.    Definitions: For purposes of this Letter Agreement, “for Cause” shall mean the Company has complied with the “Cause Process”, as defined below, following your committing one or more of the following (each a “Cause Condition”): (i) an act of material dishonesty involving the Company, embezzlement, or misappropriation of assets or property of the Company; (ii) gross negligence or willful misconduct in connection with the performance of your duties, theft, fraud or breach of fiduciary duty to the Company; (iii) your willful, sustained, or repeated failure to substantially perform the duties or obligations of your position (other than due to illness or injury); (iv) a violation of federal or state securities law; (v) the conviction of a felony or any crime involving moral turpitude, including a plea of nolo contendere; (vi) a material breach of any of the Company’s written policies related to conduct, ethics, equal employment or harassment; or (vii) a material breach of your Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement.

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

“Cause Process” shall mean that (i) the Company reasonably determines, in good faith, that one of the Cause Conditions has occurred; (ii) the Company notifies you in writing of the first occurrence of the Cause Condition within thirty (30) days of the Board becoming aware of such condition; (iii) the Company cooperates in good faith with your efforts, for a period not less than thirty (30) days following such notice (the “Cause Cure Period”), to remedy the Cause Condition; (iv) notwithstanding such efforts, the Cause Condition continues to exist; and (v) the Company terminates your employment within thirty (30) days after the end of the Cause Cure Period, provided that the Company will not be required to provide a Cause Cure Period in the event that a Cause Condition (x) is of the type described in clauses (iv), (v) or (vi) of the first sentence of this Section 10; (y) is incapable of being cured; or (z) is required to be publicly disclosed under applicable securities law or stock exchange rule.
If you cure to the Company’s satisfaction any Cause Condition during the applicable Cause Cure Period, Cause shall be deemed not to have occurred. If the Company is not required to provide a Cause Cure Period, the Cause Process will be satisfied if the Company notifies you in writing of the first occurrence of the Cause Condition within thirty (30) days of the Board becoming aware of such condition and terminates your employment within thirty (30) days of such notice. You are eligible for no more than two “cure” opportunities during your employment.
“Change in Control Transaction” shall mean (i) a merger or consolidation of the Company with or into another corporation under circumstances where the stockholders of the Company immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least fifty percent (50%) of the voting power of the Company or the surviving, resulting or parent corporation, as the case may be, (ii) a transfer of shares representing fifty percent (50%) or more of the voting power of the Company to any person who was not, on the Effective Date, a holder of stock of any class or preference or any stock option of the Company, (iii) a liquidation of the Company, or (iv) a sale or other disposition of all or substantially all of the Company’s assets.
“Good Reason” shall mean you have complied with the “Good Reason Process” as defined below, following the occurrence of one or more of the following events: (i) any material diminution in your duties, authority or responsibilities, (ii) any material diminution in your Base Salary; (iii) the relocation of your primary place of work more than fifty (50) miles from Philadelphia, PA, or (iv) the material breach by the Company of any provision of this Letter Agreement or any other employment-related agreement between the Company and you (as defined below).

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

“Good Reason Process” shall mean that (i) you reasonably determine in good faith that one of the foregoing “Good Reason” conditions has occurred; (ii) you notify the Company in writing of the first occurrence of the Good Reason condition within thirty (30) days of the first occurrence of such condition; (iii) you cooperate in good faith with the Company’s efforts, for a period not less than thirty (30) days following such notice (the “Cure Period”) to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) you terminate your employment within thirty (30) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.
“Disability” shall mean your inability (as determined by the Company in good faith) to perform the essential functions of your position due to physical or mental disability (after taking into account the Company’s obligation to provide reasonable accommodations in accordance with the Americans with Disabilities Act of 1990 or analogous state law), which continues for a period of 90 days (whether or not consecutive) during any 12-month period. In connection with any determination regarding your possible Disability, you shall have the right to provide to the Company, and the Company shall consider in good faith, any physical or mental evaluation performed by a competent physician of your selection.
11.    Modified Section 280G Cutback: Notwithstanding any other provision of this Letter Agreement, except as set forth in Section 11.B, in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the following provisions shall apply:
A.The Company shall not be obligated to provide to you any portion of any “Contingent Compensation Payments” (as defined below) that you would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Code) for you. For purposes of this Section 11, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”
B.Notwithstanding the provisions of Section 11.A, no such reduction in Contingent Compensation Payments shall be made if (1) the Eliminated Amount (computed without regard to this sentence) exceeds (2) 100% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by you

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

if the Eliminated Payments (determined without regard to this sentence) were paid to you (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of your “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 11.B shall be referred to as a “Section 11.B Override.” For purpose of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.
C.For purposes of this Section 11 the following terms shall have the following respective meanings:
i.“Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.
ii.“Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Letter Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.
D.Any payments or other benefits otherwise due to you following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 11.D. Within 30 days after each date on which you first become entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify you (with reasonable detail regarding the basis for its determinations) (1) which Potential Payments constitute Contingent Compensation Payments, (2) the Eliminated Amount and (3) whether the Section 11.B Override is applicable. Within 30 days after delivery of such notice to you, you shall deliver a response to the Company (the “Executive Response”) stating either (A) that you agree with the Company’s determination pursuant to the preceding sentence or (B) that you

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

disagrees with such determination, in which case you shall set forth (x) which Potential Payments should be characterized as Contingent Compensation Payments, (y) the Eliminated Amount, and (z) whether the Section 11.B Override is applicable. In the event that you fail to deliver an Executive Response on or before the required date, the Company’s initial determination shall be final. If you state in the Executive Response that you agree with the Company’s determination, the Company shall make the Potential Payments to you within three (3) business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If you state in the Executive Response that you disagree with the Company’s determination, then, for a period of sixty (60) days following delivery of the Executive Response, you and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Pennsylvania, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within three (3) business days following delivery to the Company of the Executive Response, make to you those Potential Payments as to which there is no dispute between the Company and you regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three (3) business days following the resolution of such dispute.
E.The Contingent Compensation Payments to be treated as Eliminated Payments shall be determined by the Company by determining the “Contingent Compensation Payment Ratio” (as defined below) for each Contingent Compensation Payment and then reducing the Contingent Compensation Payments in order beginning with the Contingent Compensation Payment with the highest Contingent Compensation Payment Ratio. For Contingent Compensation Payments with the same Contingent Compensation Payment Ratio, such Contingent Compensation Payment shall be reduced based on the time of payment of such Contingent Compensation Payments with amounts having later payment dates being reduced first. For Contingent Compensation Payments with the same Contingent Compensation Payment Ratio and the same time of payment, such Contingent Compensation Payments shall be reduced on a pro rata basis (but not below zero) prior to reducing Contingent Compensation Payment with a lower Contingent Compensation Payment Ratio. The term “Contingent Compensation Payment Ratio” shall mean a fraction the numerator of which is the value of the applicable Contingent Compensation

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

Payment that must be taken into account by you for purposes of Section 4999(a) of the Code, and the denominator of which is the actual amount to be received by you in respect of the applicable Contingent Compensation Payment. For example, in the case of an equity grant that is treated as contingent on the Change in Ownership or Control because the time at which the payment is made or the payment vests is accelerated, the denominator shall be determined by reference to the fair market value of the equity at the acceleration date, and not in accordance with the methodology for determining the value of accelerated payments set forth in Treasury Regulation Section 1.280G-1Q/A-24(b) or (c)).
F.    The provisions of this Section 11 are intended to apply to any and all payments or benefits available to you under this Letter Agreement or any other agreement or plan of the Company under which you receive Contingent Compensation Payments.
12.    General: By signing below, you represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing or limiting you from entering into employment with or performing your duties or responsibilities for the Company, or which is in any way inconsistent with the terms of this Letter Agreement. You also agree that you will not disclose to anyone at the Company, bring onto Company premises, or use in the course of your employment at the Company at any time, any confidential information or trade secrets belonging to any former employer or to any other entity.
After the Effective Date, this Letter Agreement (and Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement, the plans, documents, and policies referenced herein) shall constitute our entire agreement regarding the terms and conditions of your employment with the Company and shall supersede any prior agreements or other promises or statements (whether oral or written) regarding the terms of your employment. The terms described herein cannot be modified except in writing by you and the Company. Failure of either party to this Letter Agreement to insist upon strict compliance with any of the terms, covenants or conditions hereof will not be deemed a waiver of such terms, covenants or conditions. In the event of any inconsistency between this Letter Agreement and any other contract between the Company and you, including the Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement, the provisions of this Letter Agreement will prevail.
We are thrilled to have you join the leadership team at Sesen Bio. Please contact me if you have any questions or need more information.

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550

Sincerely,

/s/ Thomas R. Cannell
Thomas R. Cannell, DVM
President and Chief Executive Officer
I accept the above terms of employment as stated:
/s/ Dennis Kim     12/3/2018
Dennis Kim, MD, MPH    Date
Enclosure:

•	Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreement

[Signature Page to Dennis Kim Employment Letter]

245 First Street, Suite 1800, Cambridge, MA 02142 PHONE: 617-444-8550